FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

Commission File Number: 1-14646

Sinopec Beijing Yanhua Petrochemical Company Limited

(Translation of registrant’s name into English)

No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b):82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

Dated: July 2, 2003	By:	/s/ DU GUOSHENG
Name: Du Guosheng
Title: Chairman of the Board

Exhibit Index

a.	An announcement of Resolutions passed at the 2002 Annual General Meeting, the First Meeting of the Third Board of Directors and the First Meeting of the Third Supervisory Committee held on 27 June 2003 by the Company, published on newspaper on June 30, 2003.

Exhibit a

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Sinopec Beijing Yanhua Petrochemical Company Limited

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

Resolutions passed at the 2002 Annual General Meeting, the First

Meeting of the Third Board of Directors and the First Meeting of the

Third Supervisory Committee held on 27 June 2003

2002 Annual General Meeting

The board of directors (the “Board”) of Sinopec Beijing Yanhua Petrochemical Company Limited (the “Company”) is pleased to announce that the 2002 Annual General Meeting (“AGM”) of the Company was held on 27 June 2003 at Beijing Yanhua Hotel, Beijing, the PRC at 9:00 a.m., the following resolutions were duly passed:

As ordinary resolutions:

1.	the 2002 report of the Board was approved;

2.	the 2002 report of the Board of Supervisors of the Company was approved;

3.	the 2002 audited financial statements of the Company as of 31 December 2002 were approved;

4.	the proposed profit appropriation plan of the Company for 2002 was approved;

5.	the remuneration of the Directors and Supervisors of the Company for 2003 was determined and approved;

6.	the proposal on the candidates for the new Directors and Supervisors was approved;

7.	the appointments of Mr. Liu Haiyan and Mr. Zhang Haoruo as additional directors of the Company and the appointments of Mr. Ren Jinxiang, Ms. Wang Guifen, Mr. Liu Changwei, Mr. Rong Guozhong, Ms. Zhang Jianjun, Mr. Geng Dianming and Mr. Zhao Shaohua as supervisors of the Company were approved;

8.	the re-appointment of KPMG and KPMG Huazhen as the Company’s international and domestic auditors, respectively, for the fiscal year 2003 was approved and the Board was authorized to determine their remuneration; and

As special resolution:

9.	the amendments to the relevant provisions of the Company’s articles of association resulting from the changes made to the Board and/or the Supervisory Committee were approved.

Board Meeting

The Board is pleased to announce that the first meeting of the 2003 Board (the “Meeting”) was held on the same date and venue as the 2002 AGM.

A quorum of directors of the Company was present at the Meeting. Members of the Supervisory Committee and the senior management staff were also present at the Meeting. The Meeting was duly convened in accordance with the relevant provisions of the PRC Company Law and the articles of association of the Company. The following resolutions were considered and duly passed at the Meeting:

1.	the appointment of Mr. Du Guosheng as the Chairman of the Third Board;

2.	the appointment of Mr. Yang Qingyu as the Vice Chairman of the Third Board;

3.	the appointments of Mr. Xu Hongxing, Mr. Zhao Qichao and Mr. Guo Hong as the General Manager, Deputy General Manager and Deputy Chief Accountant, respectively of the Company;

4.	the appointment of Mr. Zhou Quansheng as the Secretary of the Board; and

5.	the establishment of an audit committee which comprises of 4 independent non-executive directors. (Mr. Yang Xuefeng who is currently an independent non-executive director was appointed as the chairman of the said audit committee).

Supervisory Committee Meeting

The supervisory committee (the “Supervisory Committee”) of the Company is also pleased to announce that the first meeting of the 2003 Supervisory Committee (the “Supervisory Committee Meeting”) was held on the same date and venue as the 2002 AGM.

The Supervisory Committee Meeting was duly convened in accordance with the relevant provisions of the PRC Company Law and the articles of association of the Company. The resolution regarding the appointment of Mr. Shang Bo as Chairman of the Third Supervisory Committee was considered and duly passed at the Supervisory Committee Meeting.

By Order of the Board

Zhou Quansheng

Company Secretary

27 June 2003

Beijing, the People’s Republic of China

Please also refer to the published version of this announcement in the South China Morning Post.

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